EXHIBIT (21)

Subsidiaries of Registrant

Attitude Drinks Incorporated (parent company) owns the following companies:

Attitude Drink Company Inc. (100% subsidiary)

Attitude Drinks Incorporated has majority ownership of the shares of common stock of:

Harrison, Vickers and Waterman, Inc. which owns 100% of:

Attitude Beer Holding Co. (100% subsidiary)